Solutia Inc.
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760
Via Edgarlink
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hagen J. Ganem
Re: Solutia Inc.: S-3 Registration Statement: (File No. 333-157668)
Dear Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Solutia Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (333-157668) on Form S-3 filed with the Commission on March 3, 2009 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.
Because the proposed offering is not moving forward, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company’s Common Stock were made pursuant to the Registration Statement.

SOLUTIA INC.

By:	/s/ Paul J. Berra, III

Name:	Paul J. Berra, III
Title:	Senior Vice President, General Counsel, and Chief Administrative Officer